

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Chris Angle
Chief Executive Officer
Classic Rules Judo Championships, Inc.
100 Research Drive, Suite 16
Stamford, CT 06906

> Re: **Classic Rules Judo Championships, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 8, 2010**
> **File No. 333-167451**

Dear Mr. Angle:

We have reviewed your responses to the comments in our letter dated July 8, 2010 and have the following additional comments.

General

1. We note your response to our prior comment 3 and reissue in part. Please update your filing to reflect the current disclosure requirements of the following securities rules and items of Regulation S-K:

   a. Please update your description of Rule 144 on page 32 to reflect the changes to the rule that took place in 2008. For example, please note that the rule no longer includes Rule 144(k).

   b. Revise your description of involvement in certain legal proceedings on page 47. For example, we note that Item 401(f) of Regulation S-K requires description of events that took place in the last ten years.

Summary Financial Information, page 6

2. We note your response to our prior comment 13. Please also revise your disclosure on page 4 to reflect the fact that you have commenced operations and received revenue from your first tournament.

Risk Factors, page 7

3. We note your response to our prior comment 14 and reissue. Some of your risk factors are not preceded by subheadings. Specifically, please refer to pages 7 and 9 and include a subheading for each risk factor and clearly and concisely identify a risk under each risk factor subheading. Additionally, please expand each subheading to briefly describe the risk instead of simply referencing the nature of the risk.

Risk Factors Relating to Our Financial Condition, page 7

4. We note your response to our prior comment 15 and reissue in part. We note your disclosure that you could be required to obtain additional financing to implement your business plan fully. Please revise your MD&A section to provide an estimate of the amount of additional financing you may need, as well as the funds currently available to you.

We may be unable to protect the intellectual property right that we have, page 10

5. We note your response to our prior comment 17. However, please revise your disclosure on pages 39 and 40 to clarify the current status of your intellectual rights.

6. We note your response to our prior comment 18. However, please revise your disclosure on pages 11 and 39 to clarify that you have not signed non-disclosure agreements with employees to establish or protect the intellectual property rights that you may have in the tournament.

We are solely dependent upon the funds, page 13

7. We note your response to our prior comment 20 and reissue. We note your disclosure that the funds raised from founders and expected revenue from entry fees will allow you to operate for a year. Please describe how many tournaments and athlete participants you based your estimate on and include an estimate of the funds you expect to receive from such entry fees.

Selling Shareholders, page 18

8. We note your response to our prior comment 23 and reissue. We note that some selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

9. Please identify all selling shareholders who are broker-dealers or affiliates of broker-dealers.

10. Please refer to your disclosure on page 18 and confirm to us that Mr. Lapkin and Mr. Gruenbaum were not part of your management in the last three years or advise. In this regard, we note that it appears from your disclosure in Footnote F on page F-11 that they were part of your management in the past.

11. We note your response to our prior comment 25. Please amend your registration statement to state that: (1) Chris Angle, Jerry Gruenbaum, and N. Lapkin purchased their shares in the ordinary course of business, and (2) at the time of the purchase of the shares to be resold, Chris Angle, Jerry Gruenbaum, and N. Lapkin had no agreements or understanding, directly or indirectly, with any person to distribute the shares. In the alternative, please revise your registration statement to state that Chris Angle, Jerry Gruenbaum, and N. Lapkin are underwriters.

12. We note your response to our prior comment 26. However, please revise your disclosure on page 18 to delete the phrase "we believe" from the third full paragraph.

13. We note your response to our prior comment 28 and reissue in part. Please revise your disclosure on page 27 to reflect 10,575,942 shares, as opposed to 10,575,962 shares, or advise.

14. We note your response to our prior comment 29. However, your disclosure in the founding investors table on page 27 includes identical numbers in the third and fourth columns. Please revise or advise.

History, page 34

15. We note your response to our prior comment 36. However, you state on page II-1 that you issued shares to Mr. G. Komarica in 2010. Please make sure your disclosure about the number of shareholders is consistent.

Part 8 – Market Development of Classic Rules Judo Championships, page 38

16. We note your response to our prior comment 38. Please refer to page 39 and clarify how you plan to "directly contact judo clubs throughout the U.S., Canada, Europe, Asia, and the rest of the world." It appear unclear whether you plan to contact these clubs by mail, e-mail or otherwise. Additionally, please revise to include a more detailed marketing plan.

Management's Discussion and Analysis of Financial Condition, page 42

17. Please revise your MD&A section to discuss changes in financial condition and results of operations as of the applicable interim periods and update your revenue section to provide your results as of the most recent interim stub period. Please refer to Item 303(b) of Regulation S-K.

Management, page 45

18. We note your response to our prior comment 44 and reissue in part. Please discuss specific experience, qualifications, attributes or skills of your director. Refer to Item 401 of Regulation S-K.

Certain Relationships and Related Transactions, page 50

19. We note your response to our prior comment 50. However, you continue to refer to Mr. Angle as your promoter on page 50. Please revise for consistency or advise.

Note F – Related Party Transactions, page F-11

20. We note your response to our prior comment 53 and reissue in part. Please reconcile the amounts listed on page F-11 with the amount of the related party transactions listed on page 50.

Undertakings, page II-2

21. We note your response to our prior comment 56. However, it appears that sections 1(A), 1(B) and 4 on page II-2 do not apply to you. Please revise or advise. In addition, please revise section 5 on page II-3 to include either subsection 5(i)(A) or 5(i)(B).

Exhibit 5.1 Legal Opinion

22. We note your response to our prior comment 59. Please revise the fourth paragraph of your legal opinion to delete references to Maryland law. Instead, please state that counsel's opinion is based on review of the applicable statutory provisions, the rules and regulations underlying those provisions, and the applicable judicial and regulatory determinations of the state of Delaware.

Financial Statements

23. Please update your financial statements as appropriate in compliance with Rule 8-08 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3324 with any questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Jerry Gruenbaum, Esq.
        via fax: (203) 225-1244